UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Amendment No. 1
Under the Securities Exchange Act of 1934

UNITED AMERICAN PETROLEUM CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

90933X 100
(CUSIP Number)

Michael Carey
9600 GREAT HILLS TRAIL, SUITE 150W
AUSTIN, TX 78759
 (512) 852-7888
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 28, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Michael Carey

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power
1,900,000 shares of common stock and 500 shares of Series B Preferred Stock
Number of
Shares Bene-
ficially	| 8 | Shared Voting Power
Owned by Each	5,000,000 shares of common stock which are owned by a family limited partnership, which the Reporting Person is deemed to beneficially own.
Reporting
Person With	| 9 | Sole Dispositive Power
1,900,000 shares of common stock and 500 shares of Series B Preferred Stock

10 | Shared Dispositive Power
5,000,000 shares of common stock which are owned by a family limited partnership, which the Reporting Person is deemed to beneficially own.

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
6,900,000 shares of common stock and 500 shares of Series B Preferred Stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
13.8% of the Company’s outstanding shares of common stock, 50% of the Company’s outstanding Series B Preferred Stock, and 32.3% of the Company’s outstanding voting stock.

| 14 |	Type of Reporting Person
IN

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 10, 2011, by Michael Carey (the “Reporting Person” and the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect.

Item 3. Source of Amount of Funds or Other Compensation

On November 28, 2012, Mr. Hudson and Michael Carey, the Chief Executive Officer, President and Director of United American Petroleum Corp. (the “Company”) agreed to transfer 1,000,000 shares of common stock (500,000 shares each) which they held to a third party in consideration for the third party dismissing a lawsuit against Mr. Hudson and Michael Carey, and an entity which they owned and controlled, which lawsuit was not in connection with and did not affect the Company.  The transfer of the shares included a right to repurchase evidenced by a Stock Transfer and Repurchase Right Agreement (the “Repurchase Agreement”), providing Mr. Hudson and Mr. Carey the right to repurchase for $0.0001 per share, that number of shares of common stock of the Company as equals (a) the total number of shares transferred (1,000,000 shares (500,000 each)), minus (b) the balance owed on a note payable issued in connection with the settlement of the lawsuit, divided by the closing price of the Company’s common stock on the Over-The-Counter Bulletin Board on March 29, 2013 (the “Repurchase Rights”).  The Repurchase Rights are only exercisable on April 1, 2013.

Effective December 26, 2012, the Company issued 500 shares of its Series B Preferred Stock each to Mr. Carey and Mr. Hudson (1,000 shares of Series B Preferred Stock in aggregate), in consideration for services rendered to the Company as the Company’s Chief Executive Officer, President and Director, and Chief Operating Officer, Secretary and Director, respectively.

On October 11, 2012, the Company filed with the Nevada Secretary of State, a Certificate of Designations, Establishing the Designations, Preferences, Limitations and Relative Rights of Its Series B Preferred Stock (the “Designation”).  The Designation, which was approved by the Board of Directors on October 9, 2012 and authorized under the Company’s Articles of Incorporation, which provides the Board of Directors the right to designate series of preferred stock, provided for the designation of a series of 1,000 shares of Series B Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”).  The Series B Preferred Stock have no dividend rights, no liquidation preference, no redemption rights and no conversion rights. The Series B Preferred Stock have the right, voting in aggregate, to vote on all shareholder matters (including, but not limited to at every meeting of the stockholders of the Company and upon any action taken by stockholders of the Company with or without a meeting) equal to fifty-one percent (51%) of the total vote (the “Super Majority Voting Rights”). Additionally, we are not allowed to adopt any amendments to our Bylaws, Articles of Incorporation, as amended, make any changes to the Certificate of Designations establishing the Series B Preferred Stock, or effect any reclassification of the Series B Preferred Stock, without the affirmative vote of at least 66-2/3% of the outstanding shares of the Series B Preferred Stock.

Effective December 26, 2012, Mr. Carey transferred 5,000,000 shares of common stock to a family limited partnership which he beneficially owned.  As such, there was no change in beneficial ownership in connection with this transfer.

Effective December 26, 2012, Mr. Carey transferred 100,000 shares to a third party to settle a personal debt.

Item 5. Interest in Securities of the Issuer

(a)
The Reporting Person beneficially owns 6,900,000 shares of common stock, representing 13.8% of the Company’s outstanding shares of common stock and 500 shares of Series B Preferred Stock, representing 50% of the Company’s outstanding Series B Preferred Stock, which Series B Preferred Stock provides such Reporting Person the right to vote 25.5% of the Company’s voting stock, providing the Reporting Person the right to vote (common and Series B Preferred Stock) in aggregate 32.3% of the Company’s outstanding voting shares.  The Reporting Person also holds rights to the Repurchase Rights.

(b)
The Reporting Person holds the sole power to vote and direct the vote and the sole power to dispose and to direct the disposition of 1,900,000 shares of common stock and 500 shares of Series B Preferred Stock of the Company and shares voting and dispositive power, but is still considered the beneficial owner of 5,000,000 shares of common stock owned by a family limited partnership beneficially controlled by the Reporting Person.

(c)	None other than as described in Item 3.

(d)
No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 1,900,000 shares of common stock and 500 shares of Series B Preferred Stock held by the Reporting Person. Mr. Carey is also the beneficial owner of a family partnership owning 5,000,000 shares of common stock.

(e)	N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2012

By:	/s/ Michael Carey
Michael Carey